Mail Stop 4561

October 30, 2006

Adam Radly
President
Edgetech Services, Inc.
2980 South Rainbow Boulevard, #220H
Las Vegas, NV 89146

Re: Edgetech Services, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Registration No. 0-27397
     Filed on October 19, 2006

Dear Mr. Radly:

        This is to advise you that we have limited our review of the Preliminary Proxy Statement on Schedule 14A to the following comment:

1.   We note that you intend to sell a substantial portion of your assets to a company affiliated with one of Edgetech's officers and that you intend to acquire a company whose assets are material to Edgetech's business from a company affiliated with another of Edgetech's officers. It appears that both of these transactions require the disclosures mandated by Item 14 of Schedule 14A. Please refer to Item 14(a)(3) and (4) of Schedule 14A. Please revise to include this information in a revised preliminary proxy statement.

*   *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Owen Pinkerton at (202) 551-3694 or the undersigned at (202) 551-3780.

Sincerely,

Elaine Wolff
Branch Chief